Filed Pursuant to Rule 253(g)(2)
File No. 024-11162

FUNDRISE GROWTH EREIT VII, LLC

SUPPLEMENT NO. 12 DATED NOVEMBER 3, 2021
TO THE OFFERING CIRCULAR DATED AUGUST 23, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated August 23, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 24, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Emerald Lakes Controlled Subsidiary - Ocean Springs, MS

On October 28, 2021, we directly acquired ownership of a “majority-owned subsidiary,” FR Emerald Lakes, LLC (the “Emerald Lakes Controlled Subsidiary”), for a purchase price of approximately $1,982,000, which is the initial stated value of our equity interest in a new investment round in the Emerald Lakes Controlled Subsidiary (the “Emerald Lakes Growth eREIT VII Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Emerald Lakes Controlled Subsidiary, for a purchase price of approximately $17,839,000 (the “Emerald Lakes Interval Fund Investment” and, together with the Emerald Lakes Growth eREIT VII Investment, the “Emerald Lakes Investment”). The Emerald Lakes Controlled Subsidiary used the proceeds of the Emerald Lakes Investment to acquire one hundred and six (106) detached single family homes, generally located off of Emerald Lakes Drive in Ocean Springs, MS (the “Emerald Lakes Property”). The Emerald Lakes Property was built in 2021 and was approximately 63.2% occupied as of the closing date. The Emerald Lakes Growth eREIT VII Investment was funded with proceeds from our Offering, and the closing of the Emerald Lakes Investment and the Emerald Lakes Property occurred concurrently.

The Emerald Lakes Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Emerald Lakes Growth eREIT VII Investment, we have authority for the management of the Emerald Lakes Controlled Subsidiary, including the Emerald Lakes Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total purchase price.

The Emerald Lakes Property was acquired for a total purchase price of approximately $37,100,000, an average of approximately $350,000 per home. To finance the acquisition of the Emerald Lakes Property, approximately $17,830,000 was funded through a credit facility with an interest rate of LIBOR + 2.52%. The Emerald Lakes Property consists of a mix of unit types and floorplans, ranging from 1,384 square foot, 3 bedroom, 2 bath homes to 1,966 square foot, 4 bedroom, 2 bath homes. Due to the stabilized nature of the asset, we do not anticipate incurring additional material hard or soft costs at the Emerald Lakes Property in the near term. We plan to operate the property, install professional third party property management, and increase rents at the Emerald Lakes Property. There can be no guarantee that such results will be achieved.

The following table contains underwriting assumptions for the Emerald Lakes Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Emerald Lakes Property	5.50%	3.00%	3.00%	4.50%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Hickory Street Controlled Subsidiary - Foley, AL

On October 28, 2021, we directly acquired ownership of a “majority-owned subsidiary,” FR Hickory Street, LLC (the “Hickory Street Controlled Subsidiary”), for a purchase price of approximately $2,168,000, which is the initial stated value of our equity interest in a new investment round in the Hickory Street Controlled Subsidiary (the “Hickory Street Growth eREIT VII Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Hickory Street Controlled Subsidiary, for a purchase price of approximately $19,515,000 (the “Hickory Street Interval Fund Investment” and, together with the Hickory Street Growth eREIT VII Investment, the “Hickory Street Investment”). The Hickory Street Controlled Subsidiary used the proceeds of the Hickory Street Investment to acquire one hundred and twenty (120) detached single family homes, generally located off of Shagbark Road in Foley, AL (the “Hickory Street Property”). The Hickory Street Property was built in 2021 and was approximately 75.0% occupied as of the closing date. The Hickory Street Growth eREIT VII Investment was funded with proceeds from our Offering, and the closing of the Hickory Street Property and the Hickory Street Investment occurred concurrently.

The Hickory Street Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Hickory Street Growth eREIT VII Investment, we have authority for the management of the Hickory Street Controlled Subsidiary, including the Hickory Street Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total purchase price.

The Hickory Street Property was acquired for a total purchase price of approximately $43,200,000, an average of approximately $360,000 per home. To finance the acquisition of the Hickory Street Property, approximately $22,045,000 was funded through a credit facility with an interest rate of LIBOR + 2.52%. The Hickory Street Property consists of a mix of unit types and floorplans, ranging from 1,376 square foot, 3 bedroom, 2 bath homes to 2,442 square foot, 5 bedroom, 3 bath homes. Due to the stabilized nature of the asset, we do not anticipate incurring additional material hard or soft costs at the Hickory Street Property in the near term. We plan to operate the property, install professional third party property management, and increase rents at the Hickory Street Property. There can be no guarantee that such results will be achieved.

The following table contains underwriting assumptions for the Hickory Street Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Hickory Street Property	6.00%	3.00%	3.00%	4.50%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.